Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RESOURCE CAPITAL FUND VII L.P.

Sale of Common Shares	(3,000,000)	6.5319	02/03/2025
Sale of Common Shares	(302,950)	6.5083	02/04/2025